SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON: Further stabilization of results
Cost and process optimization through the 5-Point-Program
Investment demand remains subdued

Aachen, Germany, February 25, 2014 - AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the semiconductor industry, today reported revenues of EUR 182.9m (2012: EUR 227.8m) and an EBIT of -95.7m (2012: EUR -132.3m) for the full fiscal year 2013. In the fourth quarter of 2013, revenues were up sequentially to EUR 51.5m (Q3/2013: EUR 46.2m). The Q4 EBIT (excluding unusual items) of EUR -8.3m (Q3/2013 excluding unusual items: EUR -9.2m) came in slightly above the previous quarter. In spite of a 20% decrease in revenues the Company's earnings benefited from positive cost effects and efficiency gains from the 5-Point-Program initiated in Q1/2013. Thereby, operating costs (excluding unusual items) were reduced in fiscal year 2013 to less than the previously targeted EUR 100m (operating costs 2012, excluding unusual items: EUR 124.9m).

Key Financials

	2013	2012	+/-	2013	2012	+/-
(in EUR million)	FY	FY		Q4	Q4
Revenues	182.9	227.8	-20%	51.1	77.5	-34%
Gross profit	-7.4	0.4	n.a.	17.4	17.7	-2%
Gross margin	-4%	0%	-4 pp	34%	23%	11 pp
Operating result (EBIT)	-95.7	-132.3	28%	-12.6	-19.3	35%
EBIT margin	-52%	-58%	6 pp	-25%	-25%	0 pp
Net result	-101.0	-145.4	30%	-14.8	-43.2	66%
Net result margin	-55%	-64%	9 pp	-29%	-56%	27 pp
Net result per share - basic (EUR)	-0.98	-1.44	32%	-0.13	-0.43	70%
Net result per share - diluted (EUR)	-0.98	-1.44	32%	-0.13	-0.43	70%
Free cash flow FCF*	-1.1	-61.6	+60.5	-0.2	1.8	-2.0
Dividend proposal/	0	0	0%
dividend per share (EUR)
Equipment order intake	133.2	131.4	1%	37.1	35.5	5%
Equipment order backlog	59.6	79.4	-25%	59.6	79.4	-25%
(end of period)

* Operating CF + Investing CF + Changes in Cash Deposits

Although capacity utilization rates in AIXTRON's target industries have increased significantly, for example at leading Taiwanese and Korean LED chip manufacturers, demand for AIXTRON's production equipment remained at a very low level throughout the fiscal year 2013. Consequently, equipment order intake at EUR 133.2m was broadly unchanged year-on-year compared to EUR 131.4m of the fiscal year 2012. The total equipment order backlog of EUR 59.6m at December 31, 2013 was 25% lower than the EUR 79.4m at the same point in time in 2012. This sustained weakness in demand was also reflected in the reduced revenues.

Influenced by several unusual items, the Company's gross profit in 2013 decreased year-on-year from EUR 0.4m to EUR -7.4m, resulting in a negative gross margin of -4% (2012: 0%). Decreased revenue-related costs were more than offset by lower selling prices for MOCVD equipment and the negative effect of EUR -5.1m from inventory destroyed in a fire.

The absolute operating result (EBIT) increased by EUR 36.6m year-on-year from EUR -132.3m and came in at EUR -95.7m for the fiscal year 2013. Write-downs and restructuring expenses recorded throughout the fiscal year were more than offset by insurance proceeds and cost reductions realized through the 5-Point-Program.

The 2013 after-tax result attributable to the equity holders of the AIXTRON SE was EUR -101.0m compared to EUR -145.4 million in 2012.

Throughout the fiscal year 2013, the AIXTRON Management has put a special focus on liquidity. Although the Company recorded an increased cash outflow from restructuring related payments, the significantly improved free cash flow of EUR -1.1m (2012: EUR -61.6m) underlines the successful liquidity management. As a result of the capital increase executed in October 2013, AIXTRON has further strengthened its financial position. With a total of EUR 306.3m in cash and cash equivalents (including cash deposits with a maturity of at least three months) at the end of the year, the Company maintains a sound capital base for its future business development.

Appropriation of Net Loss

AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that the 2013 loss amounting to EUR -1.1m should again be carried forward and consequently no dividend payment should be made for 2013.

5-Point-Program

At the Annual General Meeting on May 23, 2013, the President and CEO of AIXTRON, Mr. Martin Goetzeler (in office since March 1, 2013) introduced a 5-Point-Program to restore the Company's sustainable profitability even under difficult market conditions. A number of targeted individual projects were designed to address the following topics: 1) focus on customer benefits; 2) utilization of the Company's technology and product portfolio; 3) process structures; 4) attention to clearly defined financial targets; 5) strengthening of AIXTRON's management and corporate culture. A pivotal element of this program is to improve the Company's cost efficiency as well as proactively manage its assets.

Management Review

"The structural improvement of the result in particular within the second half of 2013 has reinforced our view that we have set out on the right path by consolidating and reorienting AIXTRON", said Martin Goetzeler, President and CEO of AIXTRON SE. "As planned, we did not only manage to reduce our 2013 operating costs excluding unusual items by more than 20 percent to less than the targeted EUR 100m through our 5-Point-Program, but we also generated a nearly balanced free cash flow that also contributed to the stabilization of our financial position. Moreover, and in spite of all our cost reduction and process optimization efforts, we have continued our targeted research and development investments in the most important technology fields to further strengthen and diversify AIXTRON's future product portfolio ", Goetzeler added.

Due to the still very low order visibility, AIXTRON Management is unable to provide any precise guidance for the Company's revenues and earnings for the current fiscal year 2014. As a consequence of the already advanced restructuring of the Company and the realized cost reductions, Management expects a further year-on-year improvement of the result in 2014. Based on its consideration of the current market demand Management believes that 2014 revenues will be on par with 2013 with a still negative but significantly improved operating result. Based on the assumption of a target gross margin of 40 percent and operating costs of approximately EUR 100m, EBIT break-even may now be reached with revenues of approximately EUR 250m.

Financial Tables

The full year 2013 results presentation as well as the consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/ir-presentation/ as part of AIXTRON's Annual Report for 2013. AIXTRONs interactive online Annual Report 2013 is available at http://annualreport2013.aixtron.com.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, February 25, 2014, 3:00 p.m. CET (6:00 a.m. PST, 9:00 a.m. EST) to review the full year 2013 results. From 2:45 p.m. CET (5:45 a.m. PST, 8:45 a.m. EST) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/dates/conference-call/ following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	February 25, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO